Exhibit 99.7

September 22, 2004

Mr. James Kolitz
3825 Algonaut Drive
Calabasas, CA 91302

Dear Jim:

I’m pleased to offer you the executive position of Vice President, General Manager for Pure Play Media, Inc. (Company).   In this position you will work closely with me to manage all operational aspects of the Company.

We have agreed to the following terms of employment:

1)       Salary:

a)       The Company will pay your salary at an annualized rate of $65,000 until such time as the revenue from Private begins, or through December 31, 2004, whichever comes first.
b)       When the revenue from Private begins, or on January 1, 2005, whichever comes first, the Company will increase your salary to an annualized rate of $80,000.
c)       When the proposed IPO is funded, or on January 1, 2006, whichever comes first, the Company will increase your salary to no less than an annualized rate of $95,000.  The Company agrees that the desired increase should be to an annualized rate of $100,000, and will make a reasonable effort to achieve that level.

2)       Vacation:

a)       3 weeks per year, including the first year, with the following provisions:

i)         You will not take more than 1 contiguous week at a time during the first year
ii)       For the second year and each year thereafter, you will not take more that two contiguous weeks at a time without mutual consent between you and I.
iii)      You and I will not take vacation time at the same time.

3)       Paid holidays:

a)       New Year’s Day (January)
b)       Memorial Day (May)
c)       Independence Day (July)
d)       Labor Day (September)
e)       Thanksgiving (2 days- November)
f)        Christmas (December)

4)       Sick Time

a)       The Company does not have a formal policy for sick time for its executives. It is understood that sick time is to be used only for illness or medical necessity for you or your spouse, and is not be used as a substitute for vacation time.

5)       Medical Insurance

a)       You will maintain your current COBRA until October 2005, unless canceled earlier by the administrator.
b)       The Company will reimburse you 70% of your COBRA premium cost of $914.88 for a monthly reimbursement of $640.42.   The Company understands that the $914.88 premium includes cost for both you and your wife.
c)       You will make claim monthly to the Company for the agreed reimbursement.

i)         If you are purchasing your insurance using your COBRA, or from a source other than that provided by the Company, you will attach written documentation showing the total cost for you and your wife to support your claim.   Acceptable documentation may include but not be limited to a payment coupon or a canceled check.

ii)       If you have elected to join a plan offered through the Company, documented support of the total cost will not be required.
iii)      The Company will pay your reimbursement claim by the 15th day of the month or within 15 days of your claim submission, whichever is later.

d)       When your COBRA expires or is terminated, you will have the option to join a plan offered by the Company, or to purchase your medical insurance from other sources.

i)         Regardless of the option you choose, the company will reimburse you for 70% of the total premium cost for both you and your wife.

(1)     The reimbursement amount will be based on the then-current premium for employee and spouse for the “Blue Cross Premier No Deductible PPO $20 Co-Pay” policy.
(2)     In  the event that Blue Cross no longer offers that policy, or if the company has replaced Blue Cross with another insurance provider, then reimbursement amount will be based on a policy with benefits equal to or better than the Blue Cross Premier No Deductible PPO $20 Co-Pay policy

6)       Termination agreement:

a)       While we both expect a long and successful relationship, we both understand that this is “at will” employment, and can be terminated by either party at any time.  In the event that the Company elects to terminate your employment for any reason other than for theft or conviction of a felony, the Company will pay you a sum equal to 1 month’s salary & benefits for each full year of service, with a minimum of 3 month’s salary & benefits.

7)       Change of control:

a)       If there is a change of control where I leave the Company, and you feel you are not comfortable working with the remaining or new management, you have the option to leave the company and receive payment as if the Company terminated your employment.  This option must be exercised in writing within 90 of notice of the change of control event.

8)       There are other benefits that company currently does not offer, but may in the future.  Should this happen, you will be offered participation at a level equal to or greater than that which is offered to any other executive of the Company, with the exception of the Company’s owners and partners. Currently, the Company does not offer the following:

i)         401k plan
ii)       Long Term Disability policy
iii)      Short Term Disability policy

9)       Stock Options

a)       The Company currently does not offer stock options, and has no plan to do so in the future.  However, should the Company offer this, or any other incentive benefit to its executives and/or employees, the Company will offer you such benefit with a value equal to or greater than any other executive or employee, with the exception of the Company’s owners and partners.

I’m extremely happy that you have decided to join Pure Play Media, Inc.  I’m looking forward to your starting with us on Monday, October 4, 2004.

Best regards,

/s/ Sieg Badke

Sieg L. Badke
President

Accepted and agreed:

_/s/ James Kolitz________________________                 __September 28, 2004___
James S. Kolitz                                                                       Date